Exhibit 99.1

AMER SPORTS ANNOUNCES REDEMPTION OF $80 MILLION OF 6.750% SENIOR SECURED NOTES DUE 2031 AND ANNOUNCES EARNINGS DATE

NEW YORK (January 27, 2026) – Amer Sports, Inc. (NYSE: AS) (“Amer Sports” or the “Company”) today announced the redemption of $80 million aggregate principal amount of its 6.750% Senior Secured Notes due 2031 (the “Notes”). The redemption date for the Notes will be February 6, 2026 (the “Redemption Date”). The Notes will be redeemed at a redemption price equal to 103.000% of the principal amount of the Notes, plus accrued interest to, but excluding, the Redemption Date. The foregoing does not constitute a notice of redemption for the Notes.

EARNINGS DATE

The Company will report fourth quarter and fiscal year 2025 financial results before the market opens on Tuesday February 24, 2026. The Company will webcast a call with management that day at 8:00 a.m. Eastern Time, which will be available via the Company website at www.amersports.com. A replay of the conference call will be available approximately three hours after the conclusion of the call on the Company’s website at www.amersports.com.

ABOUT AMER SPORTS

Amer Sports is a global group of iconic sports and outdoor brands, including Arc’teryx, Salomon, Wilson, Peak Performance, and Atomic. Our brands are known for their detailed craftsmanship, unwavering authenticity, and premium market positioning. As creators of exceptional apparel, footwear, and equipment, we pride ourselves on cutting-edge innovation, performance, and designs that allow elite athletes and everyday consumers to perform their best.

With over 13,400 employees globally, Amer Sports’ purpose is to elevate the world through sport. Our vision is to be the global leader in premium sports and outdoor brands. With corporate offices in Helsinki, Munich, Kraków, New York, and Shanghai, we have operations in 40 countries and our products are sold in 100+ countries. Amer Sports generated revenue of $5.2 billion in 2024. Amer Sports, Inc. shares are listed on the New York Stock Exchange. For more information, visit www.amersports.com.
FOR ADDITIONAL INFORMATION

Investor Relations:
Omar Saad
Senior Vice President Group Investor Relations and Capital Markets
ir@amersports.com

Media:
Päivi Antola
Senior Vice President, Communications
media@amersports.com

Source: Amer Sports, Inc.